UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated October 7, 2008 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148058 and File No. 333-148574) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007 and January 18, 2008, respectively.

Extraordinary General Meetings Statement
— XTL Notifies NASDAQ of Compliance with Marketplace Rule 4350(d)(2)

Valley Cottage, New York, October 10, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) announces the results of its Extraordinary General Meetings (“EGMs”) held earlier today.

The outcome of the EGMs was as follows: all of the resolutions passed and Jennifer L. Good and Kenneth J. Zuerblis were appointed as External Directors of the Company until October 10, 2011. Following the EGMs, XTL’s Audit Committee consists of Mr. Zuerblis, Ms. Good and Dr. William Kennedy.

With the election of the External Directors by the shareholders and their automatic inclusion in the Audit Committee, XTL has notified NASDAQ that it currently has a valid Audit Committee under the Israeli Companies Act and NASDAQ Marketplace Rule 4350(d)(2).

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a triple reuptake inhibitor of serotonin, norepinephrine and dopamine, which is currently in a Phase 2b study for the treatment of diabetic neuropathic pain. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: October 10, 2008	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer